Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October, 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: October 15, 2004



List of materials


Documents attached hereto:


i) A press release announcing Sony Ericsson Mobile Communications AB (the 50:50 joint venture of Sony and Ericsson) consolidated financial summary for the third quarter ended September 30, 2004



Sony Corporation                                 Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa                                        SE-126 25 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan                                       Sweden


                                                                October 14, 2004


Sony Ericsson reports continued growth in sales and profit

Tokyo and Stockholm -- Sony and Ericsson today announced the consolidated financial summary for the third quarter ended September 30, 2004 of Sony Ericsson Mobile Communications AB (Sony Ericsson), the 50:50 joint venture of Sony and Ericsson.

Units shipped in the quarter reached 10.7 million, a 51% increase compared to the same period last year. Sales for the quarter were Euro 1,678 million, representing a year-on-year increase of 29%. Income before taxes was Euro 136 million and net income was Euro 90 million, which represent year-on-year improvements of Euro 97 million (249%) and Euro 28 million (45%) respectively.

The company maintained its momentum from the first half of the year, generating profitable growth. Sony Ericsson's Average Selling Price (ASP) increased sequentially in line with company expectations due to new mid and high-end Japanese and GSM products beginning to ship.

"Sony Ericsson has enhanced its portfolio during the quarter with the launch of exciting products. Over 60% of phones sold during the quarter featured integrated cameras which illustrates our position as a market leader in mobile imaging," said Miles Flint, President of Sony Ericsson. "The quarter has seen us shipping a number of new products such as our first GSM megapixel camera phone, the S700, the new P910 smartphone and the youth orientated K500 series. In addition we also announced together with Vodafone the V800, our second 3G UMTS handset."

In Japan the company launched the mova(R) SO506iC for NTT DoCoMo, Sony Ericsson's first handset with i-mode(R) FeliCa Service for mobile wallet applications(1) and the W21S, a 3G CDMA 1x EV-DO phone for KDDI.

                                            Q3 2003      Q2 2004      Q3 2004

     Numbers of units shipped (million)         7.1         10.4         10.7
     Sales (EURO m.)                           1305         1504         1678
     Income before taxes (EURO m.)               39          113          136
     Net income (EURO m.)                        62           89           90

     ** Q2 & Q3 2004 IBT includes consolidation of BMC and Net Income includes deduction of minority interest in BMC(2)

--------------------------
(1) In July 2004, NTT DoCoMo. Inc. started the i-mode FeliCa Service in Japan, which enables mobile phones to function as a mobile wallet for electronic payment or as an electronic membership card using the "FeliCa" contactless IC chips embedded in the phone. FeliCa is a contactless IC chip technology developed by Sony Corporation and the registered trademark of Sony Corporation. i-mode and mova are registered trademarks of NTT DoCoMo. Inc. in Japan.

(2) On June 30 2004, Sony Ericsson announced it had increased its equity stake in a Chinese factory, Beijing Ericsson Putian Mobile Communications Co. Ltd.
(BMC) to 51%, taking over majority ownership of the facility from Ericsson. BMC operations have been fully consolidated into Sony Ericsson in the second and third quarter which had a positive effect on the company results. The name of the factory has been changed to Beijing SE Putian Mobile Communications Co. Ltd
(BMC).


Note:

Sony Ericsson Mobile Communications AB serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with headquarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham, Vice President (Sweden) +46 8 719 0000

Sony Investor Relations
Yukio Ozawa, Vice President (Tokyo)  +81 3 5448 2180
Chris Hohman, Senior Manager (London)  +44 20 7444 9711

Press/Media
Ericsson External Relations
Pia Gideon, Vice President (Sweden) +46 8 719 2864

Sony Corporate Communications
Gerald Cavanagh (Tokyo) +81 3 5448 2200
Keita Sanekata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori, Corporate Vice President (London) +44 208 762 5860
Peter Bodor, Manager, (London) +44 208 762 5863
Merran Wrigley, Manager (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.